POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2023

PolyMet Mining Corp.

Condensed Interim Consolidated Balance Sheets

Unaudited - All figures in thousands of U.S. Dollars

	June 30, 2023	December 31, 2022
ASSETS

Current
Cash	$14,087	$11,046
Deposit with related party (Note 10)	82,073	-
Amounts receivable and other assets	327	340
Prepaid expenses	653	1,727
	97,140	13,113
Non-Current
Restricted deposits (Notes 6 and 11)	6,473	11,541
Amounts receivable and other assets	1,557	1,858
Mineral property, plant and equipment (Note 4)	428,759	442,053
Intangibles (Note 5)	12,150	24,288

Total Assets	546,079	492,853

LIABILITIES

Current
Accounts payable and accruals	3,750	3,436
Lease liabilities	67	129
Convertible debt (Note 8)	-	84,356
Promissory note (Note 9)	-	10,033
Environmental rehabilitation provision (Note 6)	1,017	1,545
	4,834	99,499
Non-Current
Accruals	48	397
Lease liabilities	74	205
Deferred income tax liabilities	492	492
Environmental rehabilitation provision (Note 6)	32,170	64,086

Total Liabilities	37,618	164,679

SHAREHOLDERS' EQUITY

Share capital	720,173	530,272
Equity reserves	75,455	75,785
Deficit	(287,167)	(277,883)

Total Shareholders' Equity	508,461	328,174

Total Liabilities and Shareholders' Equity	$546,079	$492,853

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

Subsequent Event (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

            /s/ Jonathan Cherry              , Director           /s/ Dr. David Dreisinger        , Director

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Operations Expense
Resource evaluation	$1,494	$1,436	$4,336	$2,368
Salaries, director fees and related benefits	1,999	1,027	3,416	2,161
Share-based compensation (Note 10)	(91)	290	552	1,121
Public company and public relations	252	365	613	656
Professional fees	1,001	73	1,159	385
Office and administration	305	181	552	428
Depreciation and amortization	113	60	172	121
Loss from Operations	5,073	3,432	10,800	7,240

Other Expenses (Income)
Finance (income)/costs - net (Note 11)	(1,065)	5,911	7,033	9,260
(Gain)/loss on foreign exchange	(5)	3	(10)	4
Gain on NewRange transaction (Note 3)	-	-	(8,535)	-
Gain on financial asset fair value	-	(117)	-	(269)
Loss on refinancing (Note 8)	-	-	-	1,598
Other income	(2)	(4)	(4)	(6)
Total Other (Income)/Expenses	(1,072)	5,793	(1,516)	10,587

Loss Before Taxes	4,001	9,225	9,284	17,827

Income Tax Expense
Deferred income tax expense	-	492	-	492
Total Loss and Comprehensive Loss	4,001	9,717	9,284	18,319

Basic and Diluted Loss per Share	$0.02	$0.10	$0.06	$0.18

Weighted Average Number of Shares - basic and diluted	189,347,222	101,471,132	145,769,301	101,450,044

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2021	100,878,882	$528,722	$72,676	$(243,791)	$357,607
Total comprehensive loss for the period	-	-	-	(18,319)	(18,319)
Debenture exchange warrants	-	-	2,915	-	2,915
Vesting of restricted shares and RSU's	521,054	1,360	(1,360)	-	-
Share-based compensation	71,196	185	862	-	1,047
Balance - June 30, 2022	101,471,132	$530,267	$75,093	$(262,110)	$343,250

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2022	101,472,695	$530,272	$75,785	$(277,883)	$328,174
Total comprehensive loss for the period	-	-	-	(9,284)	(9,284)
Rights offering net of issuance costs (Note 10)	92,606,635	188,853			188,853
Vesting of restricted shares and RSU's (Note 10)	356,169	1,048	(1,048)	-	-
Share-based compensation (Note 10)	-	-	718	-	718
Balance - June 30, 2023	194,435,499	$720,173	$75,455	$(287,167)	$508,461

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating Activities
Loss for the period	$(4,001)	$(9,717)	$(9,284)	$(18,319)
Items not involving cash:
Share-based compensation (Note 10)	(91)	290	552	1,121
Depreciation and amortization	113	60	172	121
Debt accretion and interest (Notes 8 and 9)	77	2,496	3,592	4,522
Environmental rehabilitation accretion (Notes 6 and 11)	289	484	720	964
Interest income on deposit with related party (Note 10)	(1,049)	-	(1,049)	-
Unrealized loss on foreign exchange	1	2	-	1
Gain on NewRange transaction (Note 3)	-	-	(8,535)	-
Gain on financial asset fair value	-	(117)	-	(269)
Loss on refinancing	-	-	-	1,598
Deferred income tax liabilities	-	492	-	492
Changes in non-cash working capital
Restricted deposits	(278)	1,680	(1,116)	2,517
Amounts receivable and other assets	738	218	261	221
Prepaid expenses	653	345	385	326
Accounts payable and accruals	(97)	910	2,586	1,092
Net cash used in operating activities	(3,645)	(2,857)	(11,716)	(5,613)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	90,872	-	90,872	-
Debenture funding, net of costs	-	7,000	-	15,011
Cash settled RSU's (Note 10)	-	-	(572)	(721)
Net cash provided by financing activities	90,872	7,000	90,300	14,290

Investing Activities
Property, plant and equipment purchases (Note 4)	(1,964)	(1,797)	(3,478)	(3,959)
NewRange transaction proceeds (Note 3)	-	-	8,959	-
Deposits with related party (Note 10)	(89,524)	-	(89,524)	-
Withdrawal from deposit with related party (Note 10)	8,500	-	8,500	-
Net cash used in investing activities	(82,988)	(1,797)	(75,543)	(3,959)

Net Increase in Cash	4,239	2,346	3,041	4,718
Effect of foreign exchange on Cash	(1)	(2)	-	(1)
Cash - Beginning of period	9,849	5,331	11,046	2,958
Cash - End of period	$14,087	$7,675	$14,087	$7,675

Supplemental info - non-cash financing & investing
Capitalization of accounts payable and accruals to mineral property	$(595)	$370	$(533)	$68
Capitalization of share-based compensation to mineral property (Note 10)	$-	$24	$(37)	$233
Share issuance proceeds (Note 10)	$97,981	$-	$97,981	$-
Debenture repayment (Note 10)	$(97,981)	$-	$(97,981)	$-

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. ("PolyMet" or the "Company") was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  The Company is engaged in the exploration and development of natural resource properties through its subsidiaries and interests in joint operations (together "PolyMet" or the "Company").

The Company's shares are listed on the TSX and NYSE American.  Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of approximately 82.2% of the Company's issued shares.

On July 20, 2022, the Company announced that it had entered into an agreement with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck"), to form a 50:50 joint operation (the "Joint Operation") that will place their respective NorthMet and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.  On February 14, 2023, the Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.) ("NewRange").  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the Joint Operation.

The NorthMet Project ("NorthMet"), is a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  NorthMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of NorthMet. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which NorthMet had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, NorthMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, NorthMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate NorthMet.

Legal challenges contesting various aspects of NorthMet federal and state decisions and permits are ongoing and have delayed the project timeline.  Of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES/SDS water discharge permit, 404 wetlands permit).  In April 2021, the Minnesota Supreme Court overturned a decision by the Minnesota Court of Appeals ("MCOA") for an open-ended contested case hearing and instead limited the Permit to Mine contested case hearing to the effectiveness of bentonite clay at the tailings basin.  In January 2022, the MCOA affirmed key aspects of the NPDES water discharge permit but ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters.  In June 2023, the USACE revoked the Section 404 Wetlands Permit and NewRange is evaluating a number of options in response to this decision.  In August 2023, the Minnesota Supreme Court remanded the NPDES water discharge permit to the MPCA for additional review.  NewRange cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The Mesaba Project ("Mesaba") is a copper-nickel-precious metals ore body in northeastern Minnesota, United States of America, which is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define the long-term development potential of Mesaba.

See additional details of the Joint Operation in Note 3.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

The realization of the Company's investment in NorthMet, Mesaba and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, Mesaba and other assets, the ability to obtain financing necessary to complete the development of NorthMet, Mesaba and other assets, and to conduct future profitable operations or alternatively, disposal of investments on an advantageous basis.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the mineral properties are constructed and operational.  As at June 30, 2023, the Company had cash and deposits of $96.160 million and working capital of $92.306 million.  The Company believes it is probable it will continue to receive funding from Glencore or other financing sources to satisfy future financial obligations, to complete development of the mineral properties and to conduct future profitable operations. Management's belief is based upon the underlying values of NorthMet and Mesaba, progress on obtaining and maintaining NorthMet permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for at least the next twelve months from the date of these condensed interim consolidated financial statements.  See Note 15 for subsequent events regarding the potential Transaction with Glencore.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.  Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2022, and as outlined in Notes 2c and 2d below.

These condensed interim consolidated financial statements do not include all the information and note disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved by the Board of Directors on August 10, 2023.

b) Basis of Preparation

The condensed interim consolidated financial statements have been prepared under the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All dollar amounts presented are in United States ("U.S.") dollars unless otherwise specified.

c) Basis of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company. Control is achieved when the Company has power over the investee; is exposed to or has rights to variable returns from its investment with the investee; and has the ability to use its power to affect its returns. All inter-company balances, transactions, revenues and expenses have been eliminated upon consolidation.

Joint Arrangement and Interest in Joint Operation

A joint arrangement is an arrangement whereby two or more parties have joint control. Joint control is considered to be when all parties to the joint arrangement, which share control, are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement.

A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement.

Interests in joint operations are accounted for by recognizing the Company's share of assets, liabilities, revenues and expenses incurred jointly.  The Company's share of the joint operation assets, liabilities, revenues and expenses have been incorporated in the financial statements under the appropriate headings.  The Company accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2. Material Accounting Policy Information - Continued

When a Company entity transacts with a joint operation in which a Company entity is a joint operator (such as a sale of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company's consolidated financial statements only to the extent of other parties' interests in the joint operation.

When a Company entity transacts with a joint operation in which a Company entity is a joint operator (such as a purchase of assets), the Company does not recognize its share of the gains and losses until it resells those assets to a third party.

d) Critical Accounting Judgments

Joint arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Teck in accordance with the requirements in IFRS 11, Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) the requirement that the joint operators purchase all output; (ii) the parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) the joint operators each have rights to the assets and obligations for the liabilities.

e) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standards. New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3. NewRange Joint Operation

On February 14, 2023, the previously announced Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.).  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the Joint Operation.  NewRange is an independently operated company jointly controlled by a six-member board comprised of an equal number of representatives from Teck and PolyMet.  All significant decisions related to NewRange requires unanimous approval by both Teck and PolyMet.  The transaction places the respective NorthMet Project and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.

PolyMet and Teck each have direct rights to the assets and obligations for the liabilities proportionate to their 50:50 ownership interests and are responsible for funding their pro rata share of NewRange costs.  The owners have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Under the terms of the Joint Operation agreement, all existing NorthMet assets, mineral rights, liabilities, permits and financial assurance obligations continue under NewRange and all of Teck's interest in Mesaba assets, mineral rights and obligations were transferred to NewRange.

NewRange issued shares to Teck in return for the Mesaba assets contributed and was reimbursed for certain costs incurred prior to and subsequent to the transaction announcement in July 2022.  The Company retained an independent appraiser to assist with the determination of the fair values of certain assets acquired in return for the NewRange shares issued to Teck.  An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparable analysis which is a level 2 fair value basis of measurement.

Details of the NewRange transaction accounting are below:

Net assets contributed to NewRange by Teck:
Mesaba mineral property, plant and equipment	$205,549
Mesaba other assets	2,763
Total net assets contributed to NewRange by Teck	208,312
Net assets contributed to NewRange by PolyMet:
NorthMet mineral property, plant and equipment	(221,564)
NorthMet intangibles	(12,118)
NorthMet other assets	(732)
NorthMet environmental rehabilitation provision	32,912
NorthMet other liabilities	1,725
Total net assets contributed to NewRange by PolyMet	(199,777)
Gain on NewRange Transaction	$8,535

During the six months ended June 30, 2023, transaction costs of $4.825 million were incurred and expensed as finance costs related to the NewRange transaction (June 30, 2022 - nil).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance as at December 31, 2022	$441,601	452	$442,053
Contribution to NewRange by PolyMet (Note 3)	(221,271)	(293)	(221,564)
Contribution to NewRange by Teck (Note 3)	205,139	410	205,549
Additions	2,552	324	2,876
Depreciation	(65)	(90)	(155)
Balance as at June 30, 2023	427,956	803	428,759
Gross carrying value	451,605	1,588	453,193
Accumulated depreciation and impairment	$(23,649)	(785)	$(24,434)

Mineral Property	June 30, 2023	December 31, 2022
Mineral property acquisition and interest	$244,899	$79,625
Mine plan and development	27,721	54,356
Environmental	77,183	152,894
Consulting and wages	33,994	66,906
Reclamation and remediation (Note 6)	28,060	56,120
Site activities	16,060	31,622
Mine equipment	39	78
Total Mineral Property	$427,956	$441,601

NewRange Mineral Leases - NorthMet and Mesaba

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, NewRange leases certain mineral property rights for NorthMet in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided NewRange continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment due in January 2024.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement dated December 1, 2008, NewRange leases certain mineral property rights for NorthMet in St. Louis County, Minnesota from LMC Minerals.  Provided NewRange continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment due in November 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to an agreement dated October 1, 1998, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from Longyear Mesaba Company ("Longyear").  Provided NewRange continues to make annual lease payments, the lease period continues until October 1, 2023 and is automatically extended upon payment of the annual lease amount.  All lease payments have been paid to date with the next annual payment due in October 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4. Mineral Property, Plant and Equipment - Continued

Pursuant to an agreement dated June 7, 2001, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the State of Minnesota.  Provided NewRange continues to make annual lease payments, the lease period continues until June 6, 2051.  All lease payments have been paid to date with the next annual payment due in June 2024.

Pursuant to an agreement dated September 6, 2001, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the State of Minnesota.  Provided NewRange continues to make annual lease payments, the lease period continues until September 5, 2051.  All lease payments have been paid to date with the next annual payment due in September 2023.

Pursuant to an agreement dated December 24, 2012, NewRange leases certain mineral property rights for Mesaba in St. Louis County, Minnesota from the DuNord Land Company LLC ("DuNord").  Provided NewRange continues to make annual lease payments, the lease period continues until December 12, 2052 and is automatically extended upon payment of required payments.  All lease payments have been paid to date with the next annual payment due in December 2023.  The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

NewRange Mineral Property, Plant and Equipment

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the six months ended June 30, 2023, the Company capitalized development costs of $2.552 million (June 30, 2022 - $4.203 million) necessary to bring NorthMet to commercial production.  No borrowing costs were capitalized during the six months ended June 30, 2023 or year ended December 31, 2022.

The Company regularly assesses whether there are indicators of asset impairment.  During the second quarter of 2023, indicators were identified for the NorthMet Project, including developments related to ongoing legal challenges, which potentially affect the timing of the NorthMet Project.  The recoverable amounts of the NorthMet mineral property, plant and equipment and intangibles were measured based on FVLCD, determined by assessing future expected cash flows based on future business plans, both underpinned and supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital.  The determination of FVLCD used Level 3 valuation techniques.  Based on the results of the NorthMet recoverability analysis, the FVLCD exceeded the carrying amount of the assets and no impairment was required for the second quarter of 2023.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5. Intangibles

Details of the Intangibles are as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Intangibles - beginning of period	$24,288	$24,339
Contribution to NewRange by PolyMet (Note 3)	(12,118)	-
Amortization	(20)	(51)
Intangibles - end of period	12,150	24,288
Gross carrying value	12,324	24,442
Accumulated amortization	$(174)	$(154)

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits for NorthMet use for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at June 30, 2023, the carrying amount of wetland mitigation bank credit intangibles was $12.093 million (December 31, 2022 - $24.185 million) with the decrease during 2023 primarily due to the NewRange transaction (see Note 3).

As at June 30, 2023, the carrying amount of software intangibles was $0.057 million (December 31, 2022 - $0.103 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Environmental Rehabilitation Provision - beginning of period	$65,631	$53,369
Contribution to NewRange by PolyMet (Note 3)	(32,912)	-
Change in estimate	-	11,206
Liabilities discharged	(252)	(905)
Accretion expense	720	1,961
Environmental Rehabilitation Provision - end of period	33,187	65,631
Less: current portion	(1,017)	(1,545)
Non-current portion	$32,170	$64,086

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets held through NewRange.  As part of the consideration for the NorthMet asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company's provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company's best estimate of its share of the environmental rehabilitation provision as at June 30, 2023 was $33.187 million (December 31, 2022 - $65.631 million) based on estimated cash flows required to settle this obligation in present day costs of $38.654 million (December 31, 2022 - $77.718 million), a projected inflation rate of 2.5% (December 31, 2022 - 2.5%), a market risk-free nominal interest rate of 3.5% (December 31, 2022 - 3.5%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management's estimate, the liability would have increased by $5.5 million as at June 30, 2023 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $4.4 million as at June 30, 2023.  The decrease in the provision during 2023 was primarily due to the NewRange transaction (see Note 3).

In November 2018, the Company received the Permit to Mine and certain other permits for NorthMet from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. NorthMet satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on NorthMet's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. These financial instruments may be terminated, partially or in full, only upon fulfilling NorthMet site reclamation requirements and receiving approval from the MDNR.

The Company's share of the future required cash contributions to the trust fund are $1.0 million per year beginning in the first year of NorthMet mining operations and continue until the eighth year of NorthMet mining operations after which annual contributions will be prorated based on the expected reclamation obligation at the end of NorthMet mining.  In addition, NorthMet provided Cliffs with a letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the six month period ended June 30, 2023.  As at June 30, 2023, the Company's share of the trust fund balance was $6.473 million (December 31, 2022 - $11.541 million) with the decrease during 2023 primarily due to the NewRange transaction (see Note 3).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at June 30, 2023:

  Equity - 159,806,774 common shares of the Company acquired between 2009 and 2023 representing approximately 82.2% of the Company's issued shares;

See additional discussion of Glencore agreements in Notes 1, 8, 9, and 15.

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Convertible Debt - beginning of period	$84,356	$35,753
Fair value of debenture funding	-	38,219
Accretion and interest	3,315	10,384
Repayment	(87,671)	-
Convertible Debt - end of period	-	84,356
Less: current portion	-	(84,356)
Non-current portion	$-	$-

On February 27, 2023, Glencore confirmed it would extend the maturity of the convertible debt from March 31, 2023 until the rights offering closing date and the convertible debt was fully repaid on April 6, 2023 (see Note 10).  Interest accrued at 4% per annum and the principal amount of the debenture was convertible into common shares of the Company at various conversion prices.  No borrowing costs were capitalized during the six months ended June 30, 2023 or year ended December 31, 2022.

9. Promissory Note

Details of the Promissory Note are as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Promissory Note - beginning of period	$10,033	$17,695
Funding	-	10,000
Accretion and interest	277	171
Repayment	(10,310)	(17,833)
Promissory Note - end of period	-	10,033
Less: current portion	-	(10,033)
Non-current portion	$-	$-

The promissory note was due on the rights offering closing date and was fully repaid April 6, 2023 (see Note 10).  Interest accrued on the outstanding balance at SOFR plus 6.0% per annum.  No borrowing costs were capitalized during the six months ended June 30, 2023 or year ended December 31, 2022.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital

a) Issuances for Cash

On February 27, 2023, the Company filed a notice and rights offering circular for an offering of rights to holders of common shares of the Company to raise up to $195.4 million in gross proceeds (the "Rights Offering").  Every shareholder received one right ("Right") for each common share owned on March 10, 2023, the Record Date, and each Right entitled the holder to acquire 0.91068844 new common shares of the Company at $2.11 per share. The Rights Offering expired on April 4, 2023.

Under the terms of a Standby Purchase Agreement entered into between the Company and Glencore, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions. As a result of the Rights Offering not fully subscribed, Glencore purchased 22,221,152 common shares under its standby commitment in addition to the 65,577,218 common shares purchased under Glencore's Rights resulting in Glencore owning approximately 82.2% of the Company's issued shares.

Upon closing of the Rights Offering on April 6, 2023, the Company issued a total of 92,606,635 common shares for gross proceeds of $195.4 million. Expenses and fees relating to the Rights Offering were $6.547 million, including a $5.862 million standby commitment fee paid to Glencore, which reduced the gross proceeds recorded as share capital. Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.

Proceeds of the Rights Offering were used to fully repay the convertible debt of $87.671 million owed to Glencore and non-convertible debt of $10.310 million owed to Glencore (see Notes 8 and 9, respectively), fund the Company’s share of the Joint Operation costs and to fund general corporate activities.  The Company and Glencore agreed to net settle Glencore’s Rights Offering subscription amount of $97.981 million against the debt amounts owed and remaining proceeds were deposited with Glencore under a cash management services agreement entered into between the Company and Glencore dated April 6, 2023, whereby Glencore holds excess funds on behalf of the Company, subject to certain restrictions.  Interest accrues on the outstanding deposit balance at SOFR plus 0.25% per annum with $1.049 million in interest income earned and credited during the six month ended June 30, 2023 (June 30, 2022 – nil) which is included in finance income.

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 16, 2021.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

During the six months ended June 30, 2023, the Company recorded $0.515 million for share-based compensation (June 30, 2022 - $1.354 million) with $0.552 million expensed to share-based compensation (June 30, 2022 - $1.121 million) and $0.037 million recorded as a decrease to capitalized mineral property, plant and equipment (June 30, 2022 - $0.233 million increase).  The offsetting entries were to equity reserves for $0.718 million (June 30, 2022 - $0.862 million), share capital for $nil (June 30, 2022 - $0.185 million) and a decrease to payables for $0.203 million (June 30, 2022  - $0.307 million increase).  Total share-based compensation for the period comprised $0.515 million for restricted share units (June 30, 2022 - $1.169 million) and $nil for issuance of nil unrestricted shares (June 30, 2022 - $0.185 million for 71,196 shares).  Vesting of restricted share units during the period resulted in $1.048 million being transferred from equity reserves to share capital (June 30, 2022 - $1.360 million).

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	1,096,700	$7.61	1,935,300	$7.19
Expired	(284,500)	7.52	(838,600)	6.65
Anti-dilution price adjustment	-	(1.15)	-	-
Outstanding - end of period	812,200	$6.50	1,096,700	$7.61

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.32 to 4.50	25,000	25,000	$3.32	6.99
4.51 to 5.75	50,000	50,000	5.23	3.55
5.76 to 7.50	687,200	687,200	6.57	0.51
7.51 to 8.99	50,000	50,000	8.43	2.85
	812,200	812,200	$6.50	1.04

As at June 30, 2023 all outstanding share options were vested and exercisable.  The outstanding share options have expiry periods between 0.26 and 6.99 years and are expected to primarily be settled in shares upon exercise.

The Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering closed April 6, 2023.  The adjustment did not impact the financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Six months ended June 30, 2023	Year ended December 31, 2022
Outstanding - beginning of period	1,327,184	1,502,496
Granted	586,089	743,110
Vested	(572,077)	(804,756)
Forfeited	(33,812)	(113,666)
Anti-dilution quantity adjustment	253,805	-
Outstanding - end of period	1,561,189	1,327,184

As at June 30, 2023, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (construction finance - 101,833; production - 51,571; January 2024 - 631,464 and January 2025 - 600,024).  The remaining 176,297 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 524,477 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

During the six months ended June 30, 2023, the Company granted 586,089 restricted share units (June 30, 2022 - 666,746) which had a fair value of $1.489 million (June 30, 2022 - $1.810 million) to be expensed over the vesting periods.

During the six months ended June 30, 2023, there were 356,169 restricted share units (June 30, 2022 - 521,054) settled upon vesting with shares and 215,908 restricted share units (June 30, 2022 - 280,577) settled upon vesting with cash for $0.572 million (June 30, 2022 - $0.721 million).

The Company increased the number of common shares issuable for all restricted share units outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering closed April 6, 2023. The adjustment did not impact the financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e) Bonus Shares

The bonus share incentive plan was established for the Company's directors and key employees and was approved by the disinterested shareholders at the Company's shareholders' meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

 Details of the share purchase warrants are as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	745,307	$6.38	745,307	$6.38
Anti-dilution price adjustment	-	(0.52)	-	-
Anti-dilution quantity adjustment	65,883	-	-	-
Outstanding - end of period	811,190	$5.86	745,307	$6.38

The outstanding share purchase warrants have an expiry period of 0.75 years, subject to acceleration in certain circumstances.

The Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering closed April 6, 2023.  The adjustment did not impact the financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11. Finance Costs - Net

Details of net finance costs are as follows:

	Six months ended
	June 30, 2023	June 30 2022
Debt accretion and interest (Notes 8 and 9)	$3,592	$4,522
Environmental rehabilitation accretion (Note 6)	720	964
Restricted deposit (gain)/loss (Note 6)	(1,116)	2,517
Interest income	(1,263)	(17)
NewRange transaction costs (Note 3)	4,825	-
Other finance costs	275	1,274
Finance costs - net	$7,033	$9,260

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30, 2023	June 30, 2022
Salaries and other short-term benefits	$4,294	$1,401
Termination benefits	666	-
Other long-term benefits	36	32
Share-based payment (1)	901	875
Total	$5,897	$2,308

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Closing of the NewRange transaction on February 14, 2023 triggered certain provisions within existing employment agreements and resulted in modifications to a number of these agreements.  These modifications resulted in a charge of $2.864 million to NewRange transaction costs with amounts also included in the table above under salaries and other short-term benefits and termination benefits.

Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions described elsewhere in these financial statements, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support and other costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the six months ended June 30, 2023, the Company recorded $0.005 million (June 30, 2022 - $0.039 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.  Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the Company had firm commitments as at June 30, 2023 of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at June 30, 2023.

14.  Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at June 30, 2023 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$14,087	$-	$14,087
Deposits with related party	82,073	-	82,073
Restricted deposits	421	6,052	6,473
Amounts receivable and other assets	349	1,535	1,884
Total financial assets	96,930	7,587	104,517

Financial liabilities
Accounts payable and accruals	3,582	216	3,798
Total financial liabilities	$3,582	$216	$3,798

The carrying values of each classification of financial instrument as at December 31, 2022 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$11,046	$-	$11,046
Restricted deposits	81	11,460	11,541
Amounts receivable and other assets	611	1,587	2,198
Total financial assets	11,738	13,047	24,785

Financial liabilities
Accounts payable and accruals	2,814	1,019	3,833
Convertible debt	84,356	-	84,356
Promissory note	10,033	-	10,033
Total financial liabilities	$97,203	$1,019	$98,222

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and for the three and six months ended June 30, 2023
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $6.052 million (December 31, 2022 - $11.460 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.535 million (December 31, 2022 - $1.587 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.216 million (December 31, 2022 - $1.019 million).

The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Notes 1.

15.  Subsequent Event

On July 17, 2023, the Company announced that it had entered into a definitive agreement with Glencore on July 16, 2023, whereby Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of the Company that Glencore does not currently own for $2.11 in cash per share, subject to approval by Company shareholders, court approval and other customary closing conditions ("Transaction").

The Transaction is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The consummation of the Transaction is subject to a number of conditions customary to transactions of this nature, including, among others: (i) the approval of two-thirds of votes cast by the Company's shareholders (including Glencore) at a special meeting of shareholders; (ii) the approval of a simple majority of the votes cast by disinterested shareholders at such meeting; and (iii) court approval. Completion of the Transaction is not subject to any financing condition.

The Company expects to hold the special meeting of shareholders to consider and to vote on the Transaction as early as possible. It is anticipated to occur at the end of the third quarter of 2023 or early in the fourth quarter of 2023. If approved at the meeting, the Transaction is expected to close shortly thereafter, subject to court approval and other customary closing conditions.